UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

Andrew Chan
Chief Financial Officer
Centurium Capital Management Ltd.
Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong
+852 3643 0755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

November 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Beachhead Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,697,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,697,400 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,697,400 Ordinary Shares (See Item 5) (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 20.0%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Such number of Ordinary Shares includes 2,199,680 Ordinary Shares that Beachhead has agreed to acquire pursuant to and subject to the terms and conditions of the Capital SPA (as defined in Item 4 of this Schedule 13D), which contains customary closing conditions.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Double Double Holdings Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 Ordinary Shares (See Item 5) (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 5.2%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Such number of Ordinary Shares includes 2,000,000 Ordinary Shares that Double Double has agreed to acquire pursuant to and subject to the terms and conditions of the Capital SPA, which contains customary closing conditions.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,796,135 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,796,135 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,796,135 Ordinary Shares (See Item 5) (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 22.9%(2)
	14.	Type of Reporting Person (See Instructions) PN

(1)	Such number of Ordinary Shares includes 2,199,680 and 2,000,000 Ordinary Shares that Beachhead and Double Double have agreed to acquire, respectively, pursuant to and subject to the terms and conditions of the Capital SPA, which contains customary closing conditions.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital Partners 2018 GP Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,796,135 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,796,135 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,796,135 Ordinary Shares (See Item 5) (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 22.9%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Such number of Ordinary Shares includes 2,199,680 and 2,000,000 Ordinary Shares that Beachhead and Double Double have agreed to acquire, respectively, pursuant to and subject to the terms and conditions of the Capital SPA, which contains customary closing conditions.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 Co-invest, L.P.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 901,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 901,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Capital 2018 SLP-B Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 901,265 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 901,265 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,265 Ordinary Shares (See Item 5)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 2.3%(1)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,697,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,697,400 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,697,400 Ordinary Shares (See Item 5) (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 25.2%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Such number of Ordinary Shares includes 2,199,680 and 2,000,000 Ordinary Shares that Beachhead and Double Double have agreed to acquire, respectively, pursuant to and subject to the terms and conditions of the Capital SPA, which contains customary closing conditions.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Centurium Holdings (BVI) Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,697,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,697,400 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,697,400 Ordinary Shares (See Item 5) (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 25.2%(2)
	14.	Type of Reporting Person (See Instructions) CO

(1)	Such number of Ordinary Shares includes 2,199,680 and 2,000,000 Ordinary Shares that Beachhead and Double Double have agreed to acquire, respectively, pursuant to and subject to the terms and conditions of the Capital SPA, which contains customary closing conditions.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

CUSIP No. G21515104
	1.	Names of Reporting Persons. Hui Li
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) N/A
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,697,400 Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,697,400 Ordinary Shares (See Item 5)
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,697,400 Ordinary Shares (See Item 5) (1)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 25.2%(2)
	14.	Type of Reporting Person (See Instructions) IN

(1)	Such number of Ordinary Shares includes 2,199,680 and 2,000,000 Ordinary Shares Beachhead and Double Double agreed to acquire, respectively, pursuant and subject to the terms and conditions of the Capital SPA, which contains customary closing conditions.
(2)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D filed on September 14, 2018, as amended by Amendment No. 1 filed on November 19, 2018, by Amendment No. 2 filed on December 18, 2018, by Amendment No. 3 filed on January 8, 2019, by Amendment No. 4 filed on February 4, 2019, by Amendment No. 5 filed on March 12, 2019 and by Amendment No. 6 filed on September 19, 2019 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Amendment No. 7 is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Act:

1)       Beachhead Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Beachhead”);

2)       Double Double Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and its principal business in investment holding (“Double Double”);

3)       Centurium Capital Partners 2018, L.P., a limited partnership incorporated under the laws of the Cayman Islands, which holds 88.29% equity interest in Beachhead and 100% equity interest in Double Double (the “CCP 2018”);

4)       Centurium Capital Partners 2018 GP Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole general partner of CCP 2018 (“Centurium GP”);

5)       Centurium Capital 2018 Co-invest, L.P., a limited partnership incorporated under the laws of the Cayman Islands, which holds 11.71% in Beachhead (the “CCCI 2018”);

6)       Centurium Capital 2018 SLP-B Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole general partner of CCCI 2018 (“Centurium SLP-B”);

7)       Centurium Holdings Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and the sole shareholder of Centurium GP and Centurium SLP-B, respectively (“Centurium GP Holdco”);

8)       Centurium Holdings (BVI) Ltd., an exempted company incorporated under the laws of the British Virgin Islands and sole shareholder of Centurium GP Holdco (“Centurium TopCo”); and

9)       Mr. Hui Li, a Hong Kong citizen, the sole shareholder of Centurium TopCo (“Mr. Li”, and together with Beachhead, Double Double, CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco and Centurium TopCo, the “Reporting Persons”) and a director of each of Beachhead, Double Double, Centurium GP, Centurium SLP-B, Centurium GP Holdco and Centurium TopCo.

The address of the principal business and principal office of each of the Reporting Persons, other than Centurium TopCo and Mr. Li, is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of principal business and principal office of Centurium TopCo is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The address of principal business and principal office of Mr. Li is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong.

The principal business each of Beachhead and Double Double is investment holding. The principal business of CCP 2018 is that of making private equity and related investments. The principal business of Centurium GP is acting as general partner to certain private equity funds, including CCP 2018. The principal business of CCCI 2018 is that of making private equity and related investments. The principal business of Centurium SLP-B is acting as general partner to certain private equity funds, including CCCI 2018. The principal business of Centurium GP Holdco is controlling and managing Centurium GP and Centurium SLP-B. The principal business of Centurium TopCo is controlling and managing Centurium GP Holdco. The principal business of Mr. Li is controlling and managing Centurium TopCo.

Mr. Andrew Chan is a director of each of Beachhead, Double Double, Centurium GP and Centurium SLP-B. Mr. Andrew Chan is the chief finance officer of the management company of CCP 2018 and CCCI 2018. Mr. Andrew Chan is a Hong Kong citizen and his business address is Suite 1008, Two Pacific Place, 88 Queensway, Hong Kong.

Beachhead is a record holder of 5,497,720 Ordinary Shares as of the date of this Amendment No. 7. In addition, Beachhead and Double Double have agreed to acquire 2,199,680 and 2,000,000 Ordinary Shares, respectively, pursuant to and subject to the terms and conditions of the Capital SPA, which contains customary closing conditions, in each case as described in more details in Item 5.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

All of the funds required to acquire the Capital Sale Shares (as defined in Item 4 below) are currently expected to be obtained from the working capital of each of Beachhead and Double Double. The working capital of Beachhead and Double Double are currently expected to be obtained from the capital contribution of CCP 2018, and CCP 2018 obtained the funds from capital contribution from its limited partners.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 15, 2019, in connection with the entry into the Capital SPA by and among the relevant parties, the Board granted to Beachhead and Double Double a waiver from complying with certain restrictions as agreed under (i) those certain investor rights agreements entered into by and between each of Beachhead and other applicable parties and the Issuer, respectively, and (ii) those certain confidentiality agreements, dated as of October 20, 2019, entered into by each of Beachhead and other applicable parties and the Issuer, respectively. The Board has also determined, among other things, to exempt the transactions contemplated by the Capital SPA from the Issuer’s currently effective preferred shares rights agreement.

On November 15, 2019, Beachhead and Double Double entered into a share purchase agreement (the “Capital SPA”) with certain existing shareholders of the Issuer (collectively, the “Capital Sellers” and each, a “Capital Seller”), who are acting through either Capital Research and Management Company or Capital Bank & Trust Company, pursuant to, and subject to the terms and conditions of, which the Capital Sellers shall sell to Beachhead and Double Double, and Beachhead and Double Double shall purchase from the Capital Sellers, an aggregate number of 4,199,680 Ordinary Shares (the “Capital Sale Shares”) at the per share purchase price of $115.00 (the “Capital Purchase Price”). Neither the Capital Sellers, on one hand, nor Beachhead and Double Double, on the other hand, may assign their rights or obligations under the Capital SPA without prior written consent of the other party, except that either Beachhead or Double Double may assign its rights and obligations thereunder to (i) any of its affiliates, (ii) any investment fund, account or partnership managed or advised by it or any of its affiliates or in which it or such affiliate serve as the general partner or any other equivalent role or (iii) any member of the Buyer Consortium without prior written consent of Capital. The closing of the transactions under the Capital SPA, including the sale and purchase of the Capital Sale Shares, shall take place on the date that is the 15th business day following the satisfaction or waiver of conditions of the Capital SPA or such other date as may be agreed by all the parties thereto.

Reference to the Capital SPA in this Amendment No. 7 is qualified in its entirety by reference to the Capital SPA, a copy of which is attached hereto as Exhibits 2 incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) The following information with respect to the ownership of Ordinary Shares by the Reporting Persons filing this statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Ordinary Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage (3)
Beachhead(1)	7,697,400	7,697,400	7,697,400	7,697,400	20.0%
Double Double(1)	2,000,000	2,000,000	2,000,000	2,000,000	5.2%
CCP 2018(1)(2)	0	8,796,135	8,796,135	8,796,135	22.9%
Centurium GP(1)(2)	0	8,796,135	8,796,135	8,796,135	22.9%
CCCI 2018(2)	0	901,265	901,265	901,265	2.3%
Centurium SLP-B(2)	0	901,265	901,265	901,265	2.3%
Centurium GP Holdco(1)(2)	0	9,697,400	9,697,400	9,697,400	25.2%
Centurium TopCo(1)(2)	0	9,697,400	9,697,400	9,697,400	25.2%
Mr. Hui Li (1)(2)	0	9,697,400	9,697,400	9,697,400	25.2%

(1)	The number of Ordinary Shares beneficially owned by such Reporting Person includes 2,199,680 and 2,000,000 Ordinary Shares that Beachhead and Double Double have agreed to acquire, respectively, pursuant to and subject to the terms and conditions of the Capital SPA, which contains customary closing conditions. The closing of the transactions under the Capital SPA, including the sale and purchase of the Capital Sale Shares, shall take place on the date that is the 15th business day following the satisfaction or waiver of conditions of the Capital SPA or such other date as may be agreed by all the parties thereto.
(2)	Beachhead is approximately 88.29% owned by CCP 2018 and approximately 11.71% owned by CCCI 2018. Double Double is 100% owned by CCP 2018. Centurium GP Holdco and Centurium TopCo are the direct and indirect sole shareholders of Centurium GP and Centurium SLP-B, respectively, and Mr. Li is the sole shareholder of Centurium TopCo. As such, each of CCP 2018, Centurium GP, CCCI 2018, Centurium SLP-B, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the shares held by Beachhead, and each of CCP 2018, Centurium GP, Centurium GP Holdco, Centurium TopCo and Mr. Li may exercise voting and dispositive power over the shares held by Double Double.
(3)	Percentage calculated based on 38,446,969 Ordinary Shares issued and outstanding as of September 30, 2019 as reported by the Issuer’s Form 6-K filed on November 13, 2019.

Because of the arrangements in the Consortium Agreement, the parties to that agreement may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Neither the filing of this Amendment No. 7 nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 16,677,231 Ordinary Shares beneficially owned in the aggregate by PWM, Parfield, CITIC Capital, Hillhouse, and Temasek and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment No. 7.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Amendment No. 7 and any amendment or amendments hereto.

The descriptions of the principal terms of the Capital SPA under Item 4 are incorporated herein by reference in their entirety.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated November 18, 2019 by the Reporting Persons

Exhibit 2 Capital SPA dated November 15, 2019 by and among Beachhead, Double Double and the Capital Sellers

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2019

BEACHHEAD HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

DOUBLE DOUBLE HOLDINGS LIMITED

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, L.P.

By:	CENTURIUM CAPITAL PARTNERS 2018 GP LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL PARTNERS 2018, GP LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 CO-INVEST, L.P.

By:	CENTURIUM CAPITAL 2018 SLP-B LTD., GENERAL PARTNER

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM CAPITAL 2018 SLP-B LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

CENTURIUM HOLDINGS (BVI) LTD.

By:	/s/ Hui Li
Name: HUI LI
Title: Director

HUI LI

By:	/s/ Hui Li